Exhibit 99.1

FERRARI APPLIES TO LIST SHARES ON MTA
Ferrari N.V. (NYSE: RACE) and FE New N.V. (1) announced today the filing of the application for the listing, in connection with the planned separation of Ferrari N.V. from Fiat Chrysler Automobiles N.V., of the common shares of Ferrari on the Mercato Telematico Azionario organized and managed by Borsa Italiana S.p.A.
Maranello, 23 November 2015

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

____________________

(1)
As part of the separation, Ferrari N.V. will be merged into FE New N.V. which immediately before the merger will hold the shares in Ferrari N.V. now held by Fiat Chrysler Automobiles N.V. FE New N.V. will then be renamed Ferrari N.V., and its common shares will be listed on the MTA and the New York Stock Exchange.

Ferrari N.V.
Amsterdam, The Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade registration number:
57991561